UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595) filed on January 29, 2010.

NII HOLDINGS AND TELEVISA AGREE TO TELEVISA
INVESTMENT IN NEXTEL MEXICO

•	Alliance positions NII Holdings and Televisa to provide new and innovative services and bundled service offerings to customers in Mexico

Reston, Va and Mexico City, Mexico. – February 15, 2010 – NII Holdings, Inc. [NASDAQ: NIHD] and Grupo Televisa, S.A.B. [BMV:TLEVISA CPO; NYSE: TV] today announced that they have signed a definitive agreement under which Televisa will acquire an equity stake in NII Holding’s operating subsidiary in Mexico, Comunicaciones Nextel de Mexico, S.A. de C.V. Under the agreement, Televisa will invest $1.44 billion in cash for an initial 30% equity stake in Nextel Mexico, which reflects an implied pre-investment value of Nextel Mexico of $4.3 billion. Televisa will also be granted an option to acquire an additional 7.5% equity interest in Nextel Mexico that will be exercisable on either the 3rd or 4th anniversary of the completion of the initial investment.  NII Holdings will continue to hold the remaining equity interests in Nextel Mexico and Nextel Mexico’s proven management team led by Peter Foyo will continue to manage the wireless operation.

The combination of Nextel Mexico’s differentiated wireless services and capabilities and Televisa’s market leading programming, content and multiple distribution channels, and the resources of its cable and satellite television businesses, will position the new venture to support a wide range of innovative telecommunications and media services. These new service offerings could include the first quadruple play of converged services including wireless, television, broadband data, and fixed voice services as well as innovative converged services designed to meet the needs of small- and medium-sized businesses, large enterprises as well as consumers.  These offerings would build upon the unique capabilities of both companies and would further enhance Televisa and Nextel as the premier brands in pay television and wireless services in Mexico.

“We are thrilled to be moving forward with this exciting joint venture with Televisa, both because of the new opportunities it will create for our wireless business in Mexico and because of its potential to transform our business for the future,” said Steve Dussek, Chief Executive Officer of NII Holdings. “We believe that the powerful combination of NII’s expertise in the wireless communications business and Televisa’s extensive offerings as a market leader in broadcast media services, programming and content, broadband data, and fixed telephony, will create a first of its kind opportunity to provide customers in Mexico the broadest selection of high quality communications and media products and services. Televisa’s investment in Nextel Mexico is proof of the value that our team in Mexico has created and will position Nextel Mexico to pursue its plans to acquire spectrum in the upcoming auctions and, if we are successful, to develop and deploy 3G network capabilities, all with a goal of continuing our profitable growth strategy in the future,” he added.

“The combined strength of our brands, products and services, and people creates a new force in the telecommunication and media industry in Mexico,” said Peter Foyo, President of Nextel Mexico.  “I am proud to be working with our new partner Televisa -- one of the most respected media and communications companies in the world -- to lead the broadband revolution and bring the highest quality, cost effective services to the people of Mexico. Together with the skills and talents of our combined organizations, we will strive to accomplish this goal," he added.

“With this partnership, we are accessing a platform with an experienced management team and a solid track record in the Mexican telecommunications industry,” said Emilio Azcárraga Jean, Chairman and Chief Executive Officer of Grupo Televisa. “There are significant synergies between Nextel Mexico’s wireless offerings and our extensive base of pay TV subscribers. With this venture we will be able to offer to our customer base the first quadruple play in Mexico, which paves the way for a successful integrated media and telecom strategy. In addition, with the various Televisa properties, Nextel Mexico will have access to an unparalleled media and marketing platform.”

Key Elements of the Transaction

•	Televisa will acquire a 30% equity stake in Nextel Mexico for $1.44 billion.

o	Implies a pre-investment value of Nextel Mexico of $4.3 billion.
o	Initial investment of $1.14 billion with the remaining investment made in three equal annual installments.

•
Televisa is granted an option to acquire an additional 7.5% equity stake in Nextel Mexico on either the 3rd or 4th anniversary of closing of the initial investment, for an exercise price based on the fair market value of Nextel Mexico on those dates.

•	Televisa is granted the right to appoint two out of six Nextel Mexico board members as well as special approval rights for specified significant decisions, transactions and corporate events.

•	NII Holdings retains 70% of the equity in Nextel Mexico and will appoint the remaining four Nextel Mexico board members.

•
Investment Agreement provides for the negotiation of commercial arrangements between Nextel Mexico and Televisa and its affiliates to develop and offer new and innovative value added services and service bundles that capitalize on Televisa’s extensive programming and media content, distribution channels, backbone and backhaul network assets, and Nextel Mexico’s  extensive wireless network infrastructure and expertise in operating wireless networks.

Televisa's investment and the other transactions contemplated by the investment agreement are conditioned upon the Nextel/Televisa consortium being awarded licenses to use specified amounts of spectrum in the upcoming spectrum auctions in Mexico and other customary closing conditions.

Conference Call Information

Executives from NII Holdings and Televisa will each host conference calls to discuss this announcement.

NII Holdings will host its conference call on Tuesday, February 16, 2010 at 8:30 a.m. EDT.  The call in numbers are: Domestic 866-730-5764 or International +1 857-350-1588.  The conference call passcode is 13546277.  The call will be available for replay shortly after the conclusion of the call.  The replay numbers are as follows:  Domestic 888-286-8010 and International +1 617-801-6888 pass-code 12525491.

Grupo Televisa will host a conference call at 10:00 a.m. Eastern Time on Tuesday, February 16, 2010 to discuss the agreement. To access the conference call, dial 800-322-9079 domestic and 973-582-2717 internationally. A replay of the call will be available until midnight Tuesday, February 23, 2010 at 800-642-1687 domestically and 706-645-9291 internationally. The conference ID number for the conference call, as well as for the replay, is 57445561.

About NII Holdings, Inc.

NII Holdings, Inc., a publicly held company based in Reston, Va., is a leading provider of mobile communications for business customers in Latin America. NII Holdings, Inc. has operations in Mexico, Brazil, Argentina, Peru and Chile offering a fully integrated wireless communications tool with digital cellular voice services, data services, wireless Internet access and Nextel Direct Connect® and International Direct ConnectTM, a digital two-way radio feature. NII Holdings, Inc., a Fortune 1000 company, trades on the NASDAQ market under the symbol NIHD and is a member of the NASDAQ 100 Index. Visit the Company's website at http://www.nii.com.

Nextel, the Nextel logo, and Nextel Direct Connect are trademarks and/or service marks of Nextel Communications, Inc.

About Televisa S.A.B

Grupo Televisa S.A.B. is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Televisa S.A.B.
Av. Vasco de Quiroga 2000
Col. Santa Fe CP. 01210
http://www.televisa.com

Investor Relations:
Carlos Madrazo
María José Cevallos
(5255) 5261-2445
ir@televisa.com.mx
http://www.televisair.com

Media Relations:
Manuel Compeán
(5255) 5728-3815
mcompean@televisa.com.mx

NII Holdings Inc.
1875 Explorer Street, Suite 1000
Reston, VA.  20190
(703) 390-5100
http://www.nii.com

Investor Relations:
Tim Perrott
(703) 390-5113
tim.perrott@nii.com

Media Relations:
Claudia E. Restrepo
(786) 251-7020
claudia.restrepo@nii.com

SAFE HARBOR

This news release includes “forward-looking statements” regarding the proposed business venture, investment, auction participation, future service offerings, business outlook and future performance, as well as other statements that are not historical or current facts and deal with potential future circumstances and developments.  Forward-looking statements are qualified by the inherent risk and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect the forward-looking statements in this release include: the failure to successfully close the transactions contemplated by the investment agreement, including due to a failure to obtain the necessary spectrum in the upcoming auctions or the failure to meet other closing conditions; inability to reach agreements on other commercial arrangements; inability to realize operational efficiencies; unexpected costs or liabilities;  the impact of more intense competitive conditions and changes in economic conditions in the Mexican telecommunications market; the impact on our financial results, and potential reductions in the recorded value of our assets, that may result from fluctuations in foreign currency exchange rates and, in particular, fluctuations in the relative values of the currencies of the countries in which we operate compared to the U.S. dollar; the risk that our network technologies will not perform properly or support the services our customers want or need, including the risk that technology developments to support our services will not be timely delivered; the risk that customers in the markets we serve will not find our services attractive;  and the additional risks and uncertainties that are described from time to time in NII Holdings' Annual Report on Form 10-K for the fiscal year ended December 31, 2008, NII Holdings’ Current Report  on Form 8-k that was filed on August 5, 2009 and, when filed, our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as well as in other reports filed from time to time by NII Holdings with the Securities and Exchange Commission.  This press release speaks only as of its date, and NII Holdings disclaims any duty to update the information herein, except as required by law.

This press release contains forward-looking statements regarding Grupo Televisa’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in Televisa’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of Televisa. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Televisa undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 16, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President